UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
July 16, 2009
Commission File Number 001—33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBITS INDEX
Ex-1.1 Underwriting Agreement dated July 16, 2009 which is incorporated by reference as Exhibit 1.1 to the Automatic Shelf Registration Statement on Form F-3 (File No. 333-160580)
Ex-99.1 Press release of Sterlite Industries (India) Limited dated July 16, 2009.
Ex-99.2 Press release of Sterlite Industries (India) Limited dated July 16, 2009.

This Report on Form 6-K shall be incorporated by reference in the automatic shelf registration statement on Form F-3 (File No. 333-160580) (the “Automatic Shelf Registration Statement”) of Sterlite Industries (India) Limited (the “Company”) and to be part thereof, including the preliminary prospectus supplement to the prospectus dated July 15, 2009 (the “Prospectus Supplement” and, together with the Automatic Shelf Registration Statement, the “Registration Statement”), each filed on July 15, 2009 with the US Securities and Exchange Commission (the “SEC”).
Other Events
On July 15, 2009, the Company filed the Automatic Shelf Registration Statement and subsequently filed the Prospectus Supplement with the SEC in connection with its proposed offering (the “Offering”) of American Depositary Shares (the “ADSs”), each ADS representing one equity share, par value Rs. 2 per share.
In connection with the Offering, the Company entered into an underwriting agreement dated July 16, 2009 (the “Underwriting Agreement”) with J.P. Morgan Securities Inc. and Morgan Stanley & Co. International plc (the “Underwriters”). A copy of the Underwriting Agreement dated July 16, 2009 is attached hereto and is being filed herewith on this Form 6-K as Exhibit 1.1, and which is hereby incorporated by reference as Exhibit 1.1 to the Automatic Shelf Registration Statement.
On July 16, 2009, the Company issued a press release to announce the Offering to issue and sell new equity shares in the form of ADSs that is expected to result in gross proceeds of approximately $1.5 billion. In addition, the Company announced that it has granted the Underwriters an over-allotment option equivalent to 15% of the offering size, excluding any portion of the offering allocated to its parent company, Vedanta Resources plc (“Vedanta”), either directly or through a subsidiary of Vedanta. A copy of the press release dated July 16, 2009 is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
On July 16, 2009, the Company issued another press release to announce that it has priced the Offering of 123,456,790 equity shares in the form of ADSs at a price of $12.15 per ADS. A copy of the press release dated July 16, 2009 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Exhibits
1.1	Underwriting Agreement dated July 16, 2009 which is incorporated by reference as Exhibit 1.1 to the Automatic Shelf Registration Statement on Form F-3 (File No. 333-160580) of Sterlite Industries (India) Limited, as filed with the SEC on July 15, 2009.

99.1	Press release of Sterlite Industries (India) Limited dated July 16, 2009.
99.2	Press release of Sterlite Industries (India) Limited dated July 16, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 16, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer

EXHIBITS INDEX
1.1	Underwriting Agreement dated July 16, 2009 which is incorporated by reference as Exhibit 1.1 to the Automatic Shelf Registration Statement on Form F-3 (File No. 333-160580) of Sterlite Industries (India) Limited, as filed with the SEC on July 15, 2009.

99.1	Press release of Sterlite Industries (India) Limited dated July 16, 2009.
99.2	Press release of Sterlite Industries (India) Limited dated July 16, 2009.